FORM 4
             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

    Edelman                     Saumuel
     (Last)                     (First)                     (Middle)

    312 Clematis Street, Suite 500
    (Street)

    West Palm Beach                 FL            33401
      (City)                       (State)        (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    Utopia Marketing, Inc. ("UTPM")


3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    April, 1999


5.  If Amendment, Date of Original
    (Month/Day/Year)


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     XX  Director                                   XX  10% Owner

     XX  Officer (give title below)                     Other (specify below)

         Chief Executive Officer, President


7.   Individual or Joint/Group Filing (Check Applicable Line)

     XX  Form filed by One Reporting Person

         Form filed by More than One Reporting Person

              Table I - Non-Derivative Securities Acquired,
                    Disposed of, or Beneficially Owned


1.  Title of     2. Transaction   3. Transaction   4.  Securities          5.  Amount of        6.  Ownership    7.  Nature of
    Security        Date             Code              Acquired (A) or         Securities           Form:            Indirect
    (Instr. 3)      (Month/Day/      (Instr. 8)        Disposed of (D)         Beneficially         Direct (D)       Beneficial
                    Year)                              (Instr. 3, 4 & 5)       Owned at             Or Indirect      Ownership
                                                                               End of               (I)              (Instr. 4)
                                                                               Month                (Instr. 4)
                                                                               (Instr. 3 & 4)
                             Code    V    Amount    (A) or (D)    Price


Common Stock,    04/12/99      P          20,000        A         .1875
$.001 par value

Common Stock,    04/14/99      P          30,000        A         .1875
$.001 par value

Common Stock     04/15/99      P          10,000        A         .1875     2,602,822                    D
$.001 par value
                                                                            2,563,996(1)                 I              Spouse

(1) This filing shall not be deemed an admission that the filer is the beneficial owner of these shares.


   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Conversion    3.  Trans-     4.  Transaction   5.  Number of      6.  Date            7. Title &
    Deriv-          or Exercise       action         Code              Derivative         Exercisable        Amount of
    ative           Price of          Date           (Instr. 8)        Securities         & Expiration       Underlying
    Security        Derivative        (Month/                          Acquired (A)       Date (Month/       Securities
   (Instr. 3)       Security          Day/                             or Disposed        Day/Year)          (Instr. 3 & 4)
                                      Year)                            of (D)
                                                                   (Instr. 3, 4 & 5)

                                           Code     V      (A)      (D)     Date      Expira-    Title      Amount
                                                                            Exer-     tion                  of No.
                                                                            cisable   Date                  of Shares







  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

Contd...


8.  Price of     9.  Number           10.  Ownership      11.  Nature
    Derivative       of Derivative         Form of             of Indirect
    Security         Securities            Derivative          Beneficial
    (Instr. 5)       Beneficially          Security:           Ownership
                     Owned at End          Direct (D)          (Instr. 4)
                     of Month              or Indirect
                     (Instr. 4)            (I) (Instr 4.)




Explanation of Responses:




April 30, 1999
Date                                           /s/Samuel Edelman
                                               **Signature of Reporting Person


                                               Samuel Edelman
                                               Print Name


** Intentional misstatements or omissions of facts constitute Federal Violations.
   See 18 U.S.C. 1001 and 15 U.S. C 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. (Print or Type Responses)